APPENDIX B

CUSTODY AGREEMENT

The following open-end management investment companies ("Funds") are hereby made parties to the Custody Agreement dated January 10, 2012, with UMB Bank, n.a. ("Custodian") and Cottonwood Mutual Funds, and agree to be bound by all the terms and conditions contained in said Agreement:

HAGIN Keystone Market Neutral Fund

Armour Tactical Flex Fund

As amended August 29, 2012